Filed by Supernova Partners Acquisition Company II, Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Supernova Partners Acquisition Company II, Ltd.

Commission File No. 001-40140

Date: January 4, 2022

Quantum advantage is the next goal in the race for a new computer age

Companies are jostling to be the first to find a practical application for quantum computers

Financialtimes.com

By Richard Waters

January 4, 2022

The race is on to find the first practical use for quantum computing. It is likely to pale in comparison to the ultimate potential of the technology: to power a computer that can take on any problem at blistering speed. But many in the field believe a less ambitious milestone will be reached within two years, triggering a rush to be the first to bring it into the mainstream.

Since 1982, when physicist Richard Feynman first outlined how the weird properties of quantum mechanics could be harnessed to revolutionise computing, much of the attention has been fixed on the point at which a quantum system far outstrips today’s “classical” systems — something known as quantum supremacy.

Google claimed to have reached this milestone two years ago. However, its demonstration did not take on a practical problem — a calculation that would have been impossible for a classical computer to solve — and IBM and others soon showed that classical computers could be adapted to counter some of the supposed advantages of Google’s system.

Since then, many researchers have shifted their focus to something less ambitious. Known as quantum advantage, this is the point at which a system employs the technology to bring a step-change in solving a practical computing task.

The first practical application based on quantum advantage will officially launch the quantum age, predicted Peter Chapman, chief executive of IonQ, which in 2021 became the first quantum computing company to be listed on Wall Street. He compared it to the VisiCalc spreadsheet program, which at a stroke in 1979 “made the PC usable for business” and launched the PC era of computing.

The prospect of finding a practical application for the technology has galvanised the industry in recent months and triggered a competition to be first, said Matt Johnson, chief executive of QC Ware, a quantum software company. “The challenge is to be among the first to help enterprise customers get quantum speed-up,” he said.

The industry’s shift in gear has been prompted by improvements to quantum hardware systems that were announced late in 2021, along with projections of the kind of systems that will be available two years from now.

The hardware has seen a 10-fold improvement over the past two years, according to Will Oliver, a professor at the Massachusetts Institute of Technology. Speaking at the recent Q2B practical quantum computing conference in Silicon Valley, he said this had raised a new question for the industry: whether it was getting close to producing “commercially relevant algorithms”.

Today’s quantum machines are known as NISQ systems, short for noisy intermediate- scale quantum. Their number of quantum bits, or qubits, is still limited, and the qubits are unable to hold their quantum states for more than a few microseconds, something that introduces errors, or “noise”, into calculations. Yet even these could be harnessed to bring small but important advances to solving real-world problems, according to people working on the technology.

“If you’re using it to detect cancer, and you can have a 2 per cent better detection rate, are you going to use the lesser one for your patients?” said Christopher Savoie, chief executive of Zapata, a quantum software company.

IBM in November released its first system employing 127 qubits and confirmed a road map that it said would see this rise to more than 1,000 qubits in two years’ time.

“The ability to demonstrate quantum advantage in the next two years is possible,” said Dario Gil, head of research at IBM. While conceding that “it’s an open question” if the remaining technical challenges can be overcome, he said the hardware advances and improvements in the design of algorithms opened the way to reducing the noise in today’s systems to a level where they are useful.

Others say they are on a similar path. Rigetti Computing, a start-up that is planning to go public through a sale to a special purpose acquisition company, announced an 80- qubit system in December, based on a new modular design that yokes together two

40-qubit processors.

Using this new architecture, “we anticipate having systems of around 1,000 qubits in 2024, and 4,000 qubits in 2026”, said Chad Rigetti, the company’s chief executive. “We expect those systems to carry us through the milestones of narrow and then broad quantum advantage.”

The latest hardware, while not itself capable of supporting breakthrough applications, will put more powerful tools into the hands of researchers. This will accelerate understanding of how to program practical systems, he and others said.

IBM said it had 27 quantum systems in use, and that 170 organisations, including many companies, were now using them for research.

“Our machines are now at the speed and scale and performance where they can encode and represent practical instances of problems, rather than toy instances of problems,” said Rigetti. That made it possible to benchmark their performance in solving practical problems against today’s fastest classical computers, giving researchers their first real understanding of the path to quantum advantage, he added.

One widely anticipated use for quantum computers — simulating complex molecules, opening the way to breakthroughs in things such as drug discovery and new battery technology — is likely to be beyond the scope of the first practical systems, according to experts in the field.

Unless there is a “eureka moment”, computers capable of these kinds of simulations are at least three years away, said Ilyas Khan, chief executive of Quantinuum, the company formed by the recent merger of Cambridge Quantum and Honeywell’s quantum computing division.

Instead, he and others said much of the attention in the short term had shifted to trying to use quantum systems in tandem with classical computers to improve machine learning, the technique behind much of today’s artificial intelligence. The huge data sets that already exist to support machine learning, together with the scale and complexity of the problems, made this field ripe for a quantum breakthrough, said Rigetti.

Recent work in designing more efficient quantum algorithms has focused on things such as solving optimisation problems, and in picking out a singular item from a large data set — techniques that could be used for better weather modelling, or for identifying potential credit card fraud. Goldman Sachs has been among the banks to work on using the technology to improve options pricing, while Volkswagen has researched ways to optimise its manufacturing processes.

Whether the first practical use of quantum computing comes from one of these companies, or one of the other banks, pharmaceutical companies or manufacturers trying to apply the technology, few doubt that the race is now on.

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Additional Information and Where to Find It

Supernova has filed a registration statement on Form S-4 (as amended, the “Form S-4”) with the Securities Exchange Commission (the “SEC”), which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Supernova’s common shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Supernova will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti, Supernova and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Supernova as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated March 3, 2021 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements generally relate to future events and can be identified by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and Rigetti and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Rigetti, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the proposed business combination disrupts current plans and operations of Rigetti as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the possibility that Rigetti or the combined company may be adversely affected by other economic, business, or competitive factors; Rigetti’s estimates of expenses and profitability; the evolution of the markets in which Rigetti competes; the ability of Rigetti to execute on its technology roadmap; the ability of Rigetti to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on Rigetti’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration on Form S-4 and proxy statement/prospectus discussed above and other documents filed with Supernova from time to time with the SEC.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor Rigetti undertakes any duty to update these forward-looking statements.